August 11, 2025

Ryan Robinson
Executive Vice President and Chief Financial Officer
UL Solutions Inc.
333 Pfingsten Road
Northbrook, Illinois 60062

       Re: UL Solutions Inc.
           Registration Statement on Form S-4
           Filed August 6, 2025
           File No. 333-289279
Dear Ryan Robinson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Roderick Branch, Esq.